SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(AMENDMENT NO. 2)
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MICREL, INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, NO PAR VALUE
WITH AN EXERCISE PRICE OF $13.00 OR HIGHER PER SHARE
(TITLE OF CLASS OF SECURITIES)

59479310
(CUSIP NUMBER OF CLASS OF SECURITIES)

RAYMOND D. ZINN
PRESIDENT AND
CHIEF EXECUTIVE OFFICER
MICREL, INC.
1849 FORTUNE DRIVE
SAN JOSE, CALIFORNIA 95131
(408) 944-0800
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:
JONN R. BEESON, ESQ.
LATHAM & WATKINS
650 TOWN CENTER DRIVE, SUITE 2000
COSTA MESA, CA 92626
(714) 540-1235

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE

$33,745,345	$3104.57

•	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 5,761,102 shares of common stock of Micrel, Inc. having an aggregate value of $33,745,345 as of November 6, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b)(2) of the Securities Exchange Act of 1934, as amended, equals $92 per $1,000,000 of the value of the transaction.

[X]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,104.57 Form or Registration No.: Schedule TO	Filing party: Micrel, Inc. Date Filed: November 8, 2002

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1

[X]	issuer tender offer subject to Rule 13e-4

[ ]	going private transaction subject to Rule 13e-3

[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

         This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on November 8, 2002, as amended by Amendment No. 1 filed on November 22, 2002 relating to an offer by Micrel, Inc., a California corporation, to exchange all options to purchase shares of Micrel’s common stock (“common stock”), no par value (“option shares”), with an exercise price of $13.00 or higher per share (the “options”) outstanding under its 1994 Stock Option Plan, 1989 Stock Option Plan and 2000 Non-Qualified Stock Incentive Plan and held by eligible employees, for new options (the “new options”) to purchase shares of common stock to be granted under the 1994 Stock Option Plan and 2000 Non-Qualified Stock Incentive Plan upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options dated November 8, 2002, as amended on November 22, 2002 (the “offer to exchange”), and the related Election Concerning Exchange of Stock Options form (the “election form” and, together with the offer to exchange, as they may be amended from time to time, the “offer”).

         This Amendment No. 2 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

         This Amendment No. 2 to the Tender Offer Statement on Schedule TO effects the following amendments to the offer to exchange contained in Exhibit (a)(1)(i) to the Schedule TO.

SECTION 1. NUMBER OF OPTIONS; EXPIRATION TIME.

         The third to last paragraph in Section 1 “Number of Options; Expiration Time” is hereby amended and replaced with the following:

         “If we decide to take any of the following actions, or in the event of any other material change in the terms of the offer, we will amend the offer and notify you of such action by distributing a copy of any such amendment directly to you:

(a) we increase or decrease the amount of consideration offered for the options;

(b) we decrease the number of options eligible to be elected for exchange in this offer; or

(c) we increase the number of options eligible to be elected for exchange in this offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to this offer immediately prior to the increase.”

SECTION 9. INTERESTS OF DIRECTORS, OFFICERS AND AFFILIATES; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OPTIONS.

         The last sentence of the last paragraph in Section 9 “Interests of Directors, Officers and Affiliates; Transactions and Arrangements Concerning the Options” is hereby deleted in its entirety and replaced with the following:

         “To date, five of our officers eligible to participate in the offer, Mark A. Downing, Thomas S. Wong, Dr. Tian Liou, J. Vincent Tortolano and Richard Zelenka have indicated that they intend to participate in this offer (the “participating officers”). The following table sets forth the number of stock options held by each participating officer eligible for exchange and the number of stock options that each participating officer has informed us that they intend to elect for exchange, as of the date of this offer.

		Number of Stock
		Options Intended
Name of participating officer	Number of Eligible Options	for Exchanged

Mark A. Downing	130,000	125,000

Thomas S. Wong	56,500	56,500

Dr. Tian Liou	300,000	300,000

J. Vincent Tortolano	163,542	138,542

Richard Zelenka	13,300	13,300

Eligible options elected for exchange by the participating officers and accepted by us will be subject to the terms of the offer, namely, the options issued to the participating officer on the replacement grant date will (i) have an exercise price equal to the closing sales price of our common stock as quoted on the Nasdaq National Market on the date preceding the replacement grant date, as reported in the print edition of The Wall Street Journal on the replacement grant date, (ii) be exercisable for a number of shares that is equal to one-half the number of shares subject to the options that are accepted for exchange and cancelled, rounded down to the nearest whole number, (iii) all options granted in the six-month period ending as of the expiration of this offer will be automatically exchanged for options exercisable for the same number of shares of common stock, (iv) have the same vesting schedule as the cancelled options, and will be vested in the same ratio that the cancelled options would have been vested, and (v) have a full ten year term beginning on the replacement grant date.”

SECTION 13. EXTENSION OF OFFER; TERMINATION; AMENDMENT

         The third sentence of the fifth paragraph in Section 13 “Extension of Offer; Termination; Amendment” is hereby amended and replaced with the following:

         “If we decide to take any of the following actions, or in the event of any other material change in the terms of the offer, we will amend the offer and notify you of such action by distributing a copy of any such amendment directly to you:

(a) we increase or decrease the amount of consideration offered for the options;

(b) we decrease the number of options eligible to be elected for exchange in this offer; or

(c) we increase the number of options eligible to be elected for exchange in this offer by an amount that exceeds 2% of the shares of common stock issuable upon exercise of the options that are subject to this offer immediately prior to the increase.”

Item 12. Exhibits

(a)(1)(i)	Offer to Exchange Certain Outstanding Options, dated November 8, 2002.*

(a)(1)(ii)	Letter and E-mail Communication to Micrel Employees from Raymond D. Zinn, CEO & President, dated November 8, 2002.*

(a)(1)(iii)	E-mail or Internal Post Communication to Micrel Employees from Andrea Belanger, dated November 8, 2002. *

(a)(1)(iv)	Cover Letter for Election Concerning Exchange of Stock Options Form. *

(a)(1)(v)	Election Concerning Exchange of Stock Options Form. *

(a)(1)(vi)	Form of E-mail or Internal Post Communication to Tendering Option Holders Confirming Receipt of Election Concerning Exchange of Stock Options. *

(a)(1)(vii)	Notice of Election to Withdraw Options Form. *

(a)(1)(viii)	E-mail or Internal Post Communication to Eligible Micrel Employees to be delivered on or about December 2, 2002. *

(a)(1)(ix)	Form of Rights Letter. *

(a)(1)(x)	Form of E-mail or Internal Post Communication to Rejected Tendering Option Holders. *

(a)(1)(xi)	E-mail or Internal Post Communication to Eligible Micrel Employees to be delivered on June 13, 2003. *

(a)(1)(xii)	Micrel Annual Report on Form 10-K for its fiscal year ended December 31, 2002. Filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference.

(a)(1)(xii)	Micrel Quarterly Report on Form 10-Q for its quarter ended September 30, 2002. Filed with the Securities and Exchange Commission on November 14, 2002 and incorporated herein by reference.

(a)(1)(xiii)	Micrel Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2002 and incorporated herein by reference.

(a)(1)(xiv)	E-mail Communication to Eligible Micrel Employees regarding the Amended Offer to Purchase*

(a)(1)(xv)	E-mail Communication to Eligible Micrel Employees regarding Amendment No. 2 to the Amended Offer to Purchase

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Amended and Restated Articles of Incorporation of Micrel, Inc. Filed as Exhibit 3.1 with Micrel’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 28, 1994 (File No. 333-85694) and incorporated by reference herein.

(d)(2)	Certificate of Amendment of Articles of Incorporation of Micrel, Inc. Filed as Exhibit 3.2 with Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on December 8, 1994 (File No. 333-85694) and incorporated herein by reference.

(d)(3)	Certificate of Amendment of Articles of Incorporation of Micrel, Inc. Filed as Exhibit 3.4 with Micrel’s Quarterly Report on Form 10-Q for the period ended September 30, 2000, filed with the Securities and Exchange Commission on November 14, 2000 and incorporated herein by reference.

(d)(4)	Amended and Restated Bylaws of Micrel, Inc. Filed as Exhibit 3.3 with Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on November 4, 1994 (File No. 333-85694) and incorporated herein by reference.

(d)(5)	1989 Stock Option Plan of Micrel, Inc. Filed as Exhibit 10.3 to Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on March 20, 1997 (File No. 333-12929) and incorporated herein by reference.

(d)(6)	1994 Stock Option Plan of Micrel, Inc. Filed as Exhibit 10.3 to Micrel’s Registration Statement on Form S-1/A filed with the Securities and Exchange Commission on March 20, 1997 (File No. 333-12929) and incorporated herein by reference.

(d)(7)	1994 Stock Purchase Plan. Filed as Exhibit 10.4 with Micrel’s Annual Report on Form 10-K for the year ended December 31, 1995, filed with the Securities and Exchange Commission on February 5, 1996 and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

* previously filed

SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2002	MICREL, INC.

	By:	/s/ Raymond D. Zinn

Name: Raymond D. Zinn Title: President and Chief Executive Officer

EXHIBIT INDEX

(a)(1)(i)	Offer to Exchange Certain Outstanding Options, dated November 8, 2002.*

(a)(1)(ii)	Letter and E-mail Communication to Micrel Employees from Raymond D. Zinn, CEO & President, dated November 8, 2002.*

(a)(1)(iii)	E-mail or Internal Post Communication to Micrel Employees from Andrea Belanger, dated November 8, 2002. *

(a)(1)(iv)	Cover Letter for Election Concerning Exchange of Stock Options Form. *

(a)(1)(v)	Election Concerning Exchange of Stock Options Form. *

(a)(1)(vi)	Form of E-mail or Internal Post Communication to Tendering Option Holders Confirming Receipt of Election Concerning Exchange of Stock Options. *

(a)(1)(vii)	Notice of Election to Withdraw Options Form. *

(a)(1)(viii)	E-mail or Internal Post Communication to Eligible Micrel Employees to be delivered on or about December 2, 2002. *

(a)(1)(ix)	Form of Rights Letter. *

(a)(1)(x)	Form of E-mail or Internal Post Communication to Rejected Tendering Option Holders. *

(a)(1)(xi)	E-mail or Internal Post Communication to Eligible Micrel Employees to be delivered on June 13, 2003. *

(a)(1)(xii)	Micrel Annual Report on Form 10-K for its fiscal year ended December 31, 2002. Filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference.

(a)(1)(xii)	Micrel Quarterly Report on Form 10-Q for its quarter ended September 30, 2002. Filed with the Securities and Exchange Commission on November 14, 2002 and incorporated herein by reference.

(a)(1)(xiii)	Micrel Current Report on Form 8-K filed with the Securities and Exchange Commission on November 8, 2002 and incorporated herein by reference.

(a)(1)(xiv)	E-mail Communication to Eligible Micrel Employees regarding the Amended Offer to Purchase*

(a)(1)(xv)	E-mail Communication to Eligible Micrel Employees regarding Amendment No. 2 to the Amended Offer to Purchase

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)(1)	Amended and Restated Articles of Incorporation of Micrel, Inc. Filed as Exhibit 3.1
with Micrel’s Registration Statement on Form S-1 filed with the Securities and
Exchange Commission on October 28, 1994 (File No. 333-85694) and incorporated by reference herein.

(d)(2)	Certificate of Amendment of Articles of Incorporation of Micrel, Inc. Filed as
Exhibit 3.2 with Micrel’s Registration Statement on Form S-1/A filed with the
Securities and Exchange Commission on December 8, 1994 (File No. 333-85694) and
incorporated herein by reference.

(d)(3)	Certificate of Amendment of Articles of Incorporation of Micrel, Inc. Filed as
Exhibit 3.4 with Micrel’s Quarterly Report on Form 10-Q for the period ended
September 30, 2000, filed with the Securities and Exchange Commission on November
14, 2000 and incorporated herein by reference.

(d)(4)	Amended and Restated Bylaws of Micrel, Inc. Filed as Exhibit 3.3 with Micrel’s
Registration Statement on Form S-1/A filed with the Securities and Exchange
Commission on November 4, 1994 (File No. 333-85694) and incorporated herein by reference.

(d)(5)	1989 Stock Option Plan of Micrel, Inc. Filed as Exhibit 10.3 to Micrel’s
Registration Statement on Form S-1/A filed with the Securities and Exchange
Commission on March 20, 1997 (File No. 333-12929) and incorporated herein by reference.

(d)(6)	1994 Stock Option Plan of Micrel, Inc. Filed as Exhibit 10.3 to Micrel’s
Registration Statement on Form S-1/A filed with the Securities and Exchange
Commission on March 20, 1997 (File No. 333-12929) and incorporated herein by reference.

(d)(7)	1994 Stock Purchase Plan. Filed as Exhibit 10.4 with Micrel’s Annual Report on Form
10-K for the year ended December 31, 1995, filed with the Securities and Exchange
Commission on February 5, 1996 and incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

* previously filed